Exhibit 99.2

Midland States Bancorp, Inc. Acquisition of Alpine Bancorporation, Inc. October 17, 2017

1 Forward-Looking Statements. Readers should note that in addition to the historical information contained herein, this presentation includes "forward-looking statements," including but not limited to statements about Midland States Bancorp, Inc. (the “Company”, “Midland States” or “MSBI”)’s expected loan production, operating expenses, future earnings levels and other projections relating to the proposed transaction. These statements are subject to many risks and uncertainties, including (i) the possibility that any of the anticipated benefits of the proposed transaction will not be realized within the expected time period or at all; (ii) the risk that integration of Alpine’s operations will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close; (iv) the effect of the announcement of the transaction on customer relationships and operating results; (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (vi) other risks detailed from time to time in filings made by Midland with the Securities and Exchange Commission (the “SEC”). Readers should note that the forward-looking statements included in this presentation are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "will," "propose," "may," "plan," "seek," "expect," "intend," "estimate," "anticipate," "believe" or "continue," or similar terminology. Any forward-looking statements presented herein are made only as of the date of this presentation, and we do not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. Use of Non-GAAP Financial Measures. This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures include “Core Deposits,” “Tangible Common Equity,” “Tangible Book Value,” “Tangible Common Equity to Tangible Assets,” and “Tangible Book Value per Share.” The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s funding profile and profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Not all companies use the same calculation of these measures; therefore, this presentation may not be comparable to other similarly titled measures as calculated by other companies.

Transaction Highlights

Franchise Value Enhancing Transaction	• 100+ year old community bank with deep community ties that brings significant scale with $1.3B in assets and the #1 market share ranking in the Rockford, IL MSA • Creates the 4th largest Illinois-based community bank[(1)] with ~$6.0B in assets • Supports growth capacity and funding flexibility with excess liquidity (73% loans/deposits) • Valuable core deposit franchise with 30% non-interest bearing deposits and 19 bps weighted average cost of deposits in the most recent quarter • Enhances Midland's wealth management business with the addition of nearly $1.0B in AUM
Financially Attractive	• Financially attractive transaction utilizing no revenue enhancements – ~10% EPS accretion in 2019, first full year pro forma – TBV per share dilution of ~6% at close, inclusive of restructuring charges – TBV per share earnback of 3.5 years using the "crossover" method – 25%+ IRR • Capital remains strong, in excess of "well-capitalized" standards
Low Risk	• Complementary corporate cultures and passionate focus on customer service • Known market to the Midland management team • Retention of key personnel • Comprehensive due diligence with experienced credit review team • Midland track record of 11 successful acquisitions and integrations since 2008

(1) Defined as banks headquartered in Illinois with total assets less than $20 billion.

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Alpine Bancorporation, Inc. Overview

Overview

- **Established in 1908, Alpine is a regional, full-service community bank headquartered in Belvidere, IL**
  - Offers commercial, retail, mortgage and wealth management services through 19 branches
- **Scale and dominant market share in Rockford**
  - #1 deposit market share in Rockford, IL MSA
  - Strong fit with Midland's market strategy
- **Low-cost, relationship driven deposit franchise**
  - 19 bps MRQ cost of total deposits
  - 30% non-interest bearing deposits
- **Healthy and growing commercial loan portfolio**
- **Attractive wealth management business**
  - Approximately $1.0B in AUM and over 1,600 accounts

Financial Highlights

Balance Sheet ($M)		Capital	
Assets	$1,283.2	TCE / TA	8.47%
Gross Loans	$830.2	CET1 Ratio	11.3%
Deposits	$1,138.3	Total Capital Ratio	12.4%
YTD Profitability[(1)]		**Asset Quality[(2)]**	
NIM (FTE)	3.46%	NPAs / Assets	0.47%
ROAA (tax-effected)	0.90%	LLR / Loans	1.18%
ROAE (tax-effected)	10.6%	LLR / NPLs	164.5%
Efficiency Ratio	72.0%	YTD NCOs / Avg. Loans	0.01%

Branch Map


South Beloit
Rockton
90
Roscoe
Harvard
Machesney Park
Loves Park
Rockford
Belvidere
Marengo
90
39
Genoa

Source: SNL Financial. Financial data as of 6/30/17.
(1) Alpine is an S-Corporation. ROAA and ROAE tax-effected at an effective rate of 30%.
(2) NPLs include nonaccrual loans and TDRs. NPAs include NPLs, OREO and loans 90+ days past due and still accruing interest.

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55 64 70 55 72 74 39 57 44 70 35 29 Pro Forma Franchise Source: SNL Financial. As of 6/30/17, unadjusted for purchase accounting or merger adjustments. Community banks defined as banks headquartered in Illinois with total assets less than $20 billion. Deposit data as of 6/30/17. Alpine data excludes Kirkland branch, which SNL Financial classifies as part of the Chicago MSA. 4 Pro Forma Highlights(1) Pro Forma Branch Map MSBI (58) Alpine (19) Pro Forma Deposit Market Share(3) Creates the 4th largest Illinois-based community bank and the #2 ranked institution in Illinois MSAs outside of Chicago(2) 55 64 70 55 72 74 39 57 Assets: ~$5.8B Deposits: ~$4.4B Loans: ~$4.0B Assets Under Administration: ~$3.0B Illinois (Excluding Chicago MSA) Total Market # of Deposits Share Rank Institution Branches ($000s) (%) 1 First Busey Corp. (IL) 49 $3,885,702 5.33% 2 Pro Forma 55 3,094,853 4.24% 2 PNC Financial Services Group (PA) 39 2,930,693 4.02% 3 Hometown Community Bncp Inc. (IL) 39 2,893,264 3.97% 4 Regions Financial Corp. (AL) 50 2,296,304 3.15% 5 First Mid-Illinois Bancshares (IL) 51 2,291,382 3.14% 6 U.S. Bancorp (MN) 64 2,221,265 3.05% 7 United Community Bancorp Inc. (IL) 45 2,043,460 2.80% 8 Midland States Bancorp Inc. (IL) 37 1,978,543 2.71% 9 Banc Ed Corp. (IL) 19 1,624,765 2.23% 10 Heartland Bancorp Inc. (IL) 42 1,596,209 2.19% 11 Commerce Bancshares Inc. (MO) 18 1,312,753 1.80% 12 Alpine Bancorp. Inc. (IL) 18 1,116,310 1.53%

Diversified, Low Risk Loan Portfolio 5 Midland States Alpine Loan Growth Alpine Total: $3.2B MRQ Yield: 4.69% Total: $0.8B MRQ Yield: 4.15% Total: $4.0B MRQ Yield: 4.57% CRE / Total RBC: 250% CLD / Total RBC: 41% CRE / Total RBC: 208% CLD / Total RBC: 63% CRE / Total RBC: 233% CLD / Total RBC: 44% Pro Forma(1) Alpine Loan Portfolio Well diversified loan portfolio: Similar loan mix and customer base No significant loan concentrations Strong asset quality with NPLs / Loans of 0.71% Source: SNL Financial. Financial information as of 6/30/17. Pro forma reflects 6/30/17 loan data, with total risk based capital estimated at closing of the transaction adjusted for purchase accounting and $40.0 million Tier 2 subordinated debt. Construction 6% Residential R.E. 1 - 4 Fam. 14% Owner Occ. CRE 21% Non - Owner Occ. CRE 23% Commercial 17% Consumer 11% Other 8% Construction 9% Residential R.E. 1 - 4 Fam. 18% Owner Occ. CRE 18% Non - Owner Occ. CRE 17% Commercial 15% Consumer 10% Other 13% Construction 6% Residential R.E. 1 - 4 Fam. 13% Owner Occ. CRE 22% Non - Owner Occ. CRE 24% Commercial 18% Consumer 11% Other 6% $718 $737 $749 $785 $792 $815 $825 $830 2015Q3 2015Q4 2016Q1 2016Q2 2016Q3 2016Q4 2017Q1 2017Q2 Loans ($mm)

Attractive Core Deposit Base Source: SNL Financial and Company documents. Financial data as of 6/30/17. Core deposits defined as total deposits less time deposits greater than $100k. Represents cost of total deposits. 6 Midland States Pro Forma Alpine Total: $3.3B MRQ Cost:(2) 0.42% Total: $1.1B MRQ Cost:(2) 0.19% Total: $4.4B MRQ Cost:(2) 0.35% Alpine Deposit Cost Alpine Deposit Overview Strong funding base of deposits: 30% non-interest bearing deposits 94% core deposits / total deposits(1) Low cost deposits fund a #1 market share in the Rockford, IL MSA Demand 24% Other Transaction Accounts 25% MMDA and Savings 26% Time Deposits <$100,000 19% Time Deposits ?$100,000 6% Demand 30% Other Transaction Accounts 19% MMDA and Savings 33% Time Deposits <$100,000 12% Time Deposits ?$100,000 6% Demand 25% Other Transaction Accounts 24% MMDA and Savings 28% Time Deposits <$100,000 17% Time Deposits ?$100,000 6% 0.28% 0.26% 0.29% 0.27% 0.23% 0.22% 0.20% 0.19% 2015Q3 2015Q4 2016Q1 2016Q2 2016Q3 2016Q4 2017Q1 2017Q2

Summary of Deal Terms Based on Midland’s closing price of $33.10 as of 10/13/17. Refer to the definitive merger agreement for additional details related to possible adjustments. Calculated as aggregate deal value over minimum tangible equity required at closing ($105.4 million). 7 Aggregate Deal Value(1) Consideration Mix Consideration Structure Valuation Multiples Required Approvals Minimum Equity Anticipated Closing $181.0 million, subject to potential adjustment(2) Approximately 82% Stock / 18% Cash Alpine shares, in the aggregate, will be exchanged for the following: 4.463 million in MSBI shares $33.3 million in cash Price / Tangible Book Value: 172%(3) Price / LTM Earnings (tax-effected): 16.8x Price / LTM Earnings (tax-effected) + Cost Savings: 8.4x Customary regulatory and shareholder approval for both Midland States and Alpine $105.4 million in tangible equity is required at closing Alpine may take a pre-closing cash distribution to the extent tangible equity exceeds $105.4 million Q1 2018 Pro Forma Ownership 81% Midland / 19% Alpine

Financial Impact & Assumptions

EPS Accretion	• ~5% for partial year 2018, excluding transaction expenses • ~10% in full-year 2019 (reflects fully phased cost savings)
TBV Impact	• ~6% TBV dilution at closing, earnback of 3.5 years using crossover method(1)
IRR	• 25%+ IRR, above internal targets
Pro Forma Capital Ratios At Closing	• ~7.0% TCE/TA • ~8.2% Common Equity Tier 1 Ratio • ~9.6% Tier 1 Capital Ratio • ~12.0% Total Risk Based Capital Ratio
Cost Savings	• 36% of Alpine's non-interest expense base (75% phased in 2018; 100% thereafter)
One-Time Expenses	• Total pre-tax merger related costs of $19.0 million
Purchase Accounting	• 1.5% gross credit mark on outstanding loan balances • Core deposit intangible created equal to 1.5% of Alpine's non-time deposits, amortized over ten years using the sum of years digits method
Subordinated Debt	• $40 million of Tier 2 subordinated debt issued in connection with the transaction - 6.25% fixed interest rate (first 5 years); 3-M LIBOR + 422.9 bps thereafter - Matures in October 2027

(1) Based on when pro forma tangible book value per share crosses over and begins to exceed projected standalone MSBI tangible book value per share, inclusive of all transaction expenses.

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Low Risk Transaction 9 Experienced Acquiror Extensive Due Diligence Process Midland States is an experienced and disciplined buyer (11 completed deals) Track record of successful post-closing integration of systems and businesses Extensive due diligence led by Midland States M&A and Credit teams Extensive credit due diligence, including review of: 57% of outstanding loan balances 100% of classified / criticized balances 100% of OREO balances Granular review of cost structure and transaction charges Thorough review of all regulatory, legal, operational, and compliance risks Similar Culture and Known Markets Complementary corporate cultures Rockford market is well-known by the Midland management team, including previous work experience Retention of key management and lending teams

Summary 10 Strategically attractive transaction with compelling financial metrics Creates the 4th largest Illinois-based community bank Meaningful addition of low-cost, core deposit funding and excess liquidity provides resources to fund organic growth Adds significant scale to our wealth management business with nearly $1B in AUM Attractive pro forma financial profile and profitability Midland has a track record of successful merger execution and integration – creating shareholder value

Appendix – Alpine Bancorporation, Inc. Highlights

	Twelve Months Ended,			Six Months Ended,
	12/31/14	12/31/15	12/31/16	6/30/17
Balance Sheet:				
Total Assets ($M)	$1,161.9	$1,207.9	$1,250.0	$1,283.2
Total Loans ($M)	$624.2	$736.9	$814.7	$830.2
Deposits ($M)	$1,038.3	$1,082.5	$1,108.0	$1,138.3
Tangible Common Equity ($M)	$107.5	$110.0	$109.2	$108.7
Loans / Deposits	60.1%	68.1%	73.5%	72.9%
Performance Measures:				
Net Income ($M) (Tax-Effected)(1)	$9.6	$9.9	$10.1	$5.7
ROAA (Tax-Effected)(1)	0.83%	0.83%	0.82%	0.90%
ROAE (Tax-Effected)(1)	10.3%	9.1%	9.1%	10.6%
Net Interest Margin (FTE)	3.02%	3.23%	3.24%	3.46%
Efficiency Ratio	75.4%	73.2%	75.1%	72.0%
Non-Interest Income / Revenue	38.5%	38.8%	39.2%	38.3%
Capitalization:				
Tangible Common Equity / Tangible Assets	9.25%	9.10%	8.73%	8.47%
Leverage Ratio	8.48%	8.56%	8.69%	8.41%
Total Capital Ratio	14.4%	13.0%	12.8%	12.4%
Asset Quality(2):				
NPLs / Loans	0.96%	0.36%	0.69%	0.71%
NPAs / Assets	0.70%	0.32%	0.51%	0.47%
Loan Loss Reserves / Gross Loans	1.68%	1.36%	1.21%	1.18%
Net Charge-Offs / Avg. Loans	0.04%	0.07%	0.08%	0.01%

Source: SNL Financial. Financial data as of 6/30/17.
(1) Alpine is an S-Corporation, financial figures are shown adjusted for a 30% effective tax rate.
(2) NPLs include nonaccrual loans and TDRs. NPAs include NPLs, OREO and loans 90+ days past due and still accruing interest.

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